Exhibit 99.1

MEDIA RELEASE

February 27, 2025

Algoma Steel to Announce Results for the Three and Nine Months

Ended December 31, 2024 on March 12, 2025

SAULT STE. MARIE, Ontario, February 27, 2025 - Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today that the Company will release its financial results for the three and nine months ended December 31, 2024 after the market closes on Wednesday, March 12, 2025. As previously reported, the Company has changed its fiscal year end from March 31 to December 31, resulting in a nine month fiscal reporting period ending December 31, 2024. A webcast and conference call will be held on Thursday, March 13, 2025 at 11:00 a.m. Eastern Time to review the Company’s results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.ir.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Earnings Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13751799.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s strategic objectives, completion of Algoma’s EAF project, and the anticipated impact of Algoma’s EAF project and its plate mill modernization project and Algoma’s future financial performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development and Treasurer

Algoma Steel Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com